SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of: March, 2009	Commission File Number: 001-14460

AGRIUM INC.

(Name of registrant)

13131 Lake Fraser Drive S.E.

Calgary, Alberta,

Canada T2J 7E8

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F                                                      Form 40-F     X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                                                       No     X

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGRIUM INC.

Date: March 27, 2009	By:	/s/ Gary J. Daniel
	Name:	Gary J. Daniel
	Title:	Senior Legal Counsel & Assistant Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit
1	Press Release, dated March 27, 2009

Exhibit 1

NEWS RELEASE

Agrium increases offer for CF Industries to $35.00 in cash plus one Agrium share per CF share, an increase of 10 percent in cash consideration

Files proxy asking CF stockholders to withhold votes for CF Board

Urges CF stockholders to send message to CF Board by withholding votes for CF directors at April 21 annual meeting and tendering shares

Makes Hart-Scott-Rodino filing

Conference call today at 11:00 a.m. ET

March 27, 2009—ALL AMOUNTS ARE STATED IN U.S.$

CALGARY, Alberta – Agrium Inc. (TSX and NYSE: AGU) today announced an increase in its exchange offer to acquire all of the outstanding shares of CF Industries Holdings, Inc. (NYSE: CF). CF stockholders will now receive $35.00 in cash, an increase of $3.30, or 10.4 percent, in the cash consideration, as well as one common share of Agrium for each CF share.

Based on Agrium’s closing stock price yesterday, the increased offer represents a premium of 35 percent to CF’s closing price on February 24, 2009, the day before Agrium announced its initial proposal, and 48 percent to the 30-day volume weighted average price through that date.

Agrium also announced that it has filed with the U.S. Securities and Exchange Commission preliminary proxy materials in connection with CF’s 2009 Annual Meeting of Stockholders, which urge CF stockholders to “Withhold” all votes in connection with the election of the three nominees to the CF Board of Directors.

Mike Wilson, Agrium’s President and CEO, said, “Agrium’s increased offer reflects our firm commitment to completing this transaction. For CF stockholders – who would receive a substantial premium plus significant participation in the upside of the combination – our offer is a far better alternative than paying a substantial premium for Terra Industries. Moreover, we would consider increasing our offer further to reflect any additional value that the CF Board and management can demonstrate arising from the combination of our two companies.”

Mr. Wilson continued, “We do not understand why CF would summarily reject our offer without any attempt to negotiate a mutually beneficial transaction. We are disappointed that CF would attack our offer with selective information and flawed financial analysis – and disenfranchise CF stockholders by restructuring the Terra offer to take the vote away from CF stockholders. We urge CF stockholders to send a message to the CF Board to engage with us by withholding their votes for the CF nominees at the April 21 Annual Meeting and tendering their shares into the Agrium offer. Given CF’s end run around CF stockholders, withholding votes on directors and tendering shares is the way for them to have a voice in the future of their company.”

Agrium’s offer is not subject to a financing condition. Agrium has sufficient cash resources and committed financing underwritten by Royal Bank of Canada and The Bank of Nova Scotia to fund the cash portion of the offer. As previously announced, the offer and withdrawal rights will expire at 12:00 midnight New York City time on May 19, 2009, unless extended.

Agrium’s Response to CF Rejection of Agrium Offer

Key elements of Agrium’s response to CF include:

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Agrium’s offer represents a substantial premium. Despite CF’s selection of supposedly comparable deals – many of which were in the high-premium healthcare sector – premiums for North American chemicals and fertilizer companies have averaged 27 percent since January 2004. The increased offer represents a premium of 35 percent to CF’s closing price on February 24, 2009, the day before Agrium announced its initial proposal, and 48 percent to the 30-day volume weighted average price through that date, based on Agrium’s closing price yesterday. The offer is also very attractive to CF stockholders from an exchange ratio standpoint as it is well above historical averages.

•

Agrium’s proposal has been well received by the markets. CF stockholders have clearly expressed to Agrium their preference to receive a premium rather than pay a premium for Terra. The spread between the value of the Agrium offer and CF’s share price has averaged 1.8 percent since the announcement, implying that investors are supportive of an Agrium/CF combination and believe a deal will be consummated.

•

Agrium’s offer is not being funded by CF’s cash. CF’s contention that Agrium is using CF’s cash to fund the cash component of Agrium’s offer is wrong. Agrium is funding the cash portion of the offer through available liquidity and fully committed financing. More importantly, the cash on CF’s balance sheet is fully valued in Agrium’s offer, as is the case in virtually every merger or acquisition.

•

Agrium’s retail business provides stability, value and high margins. While CF claims it does not want exposure to Agrium’s “lower margin” retail business, the fact is that Agrium has had higher average and less-volatile margins than CF – and has traded at a higher EV/EBITDA multiple – since CF’s IPO in 2005.

•

Agrium is a global leader in nitrogen manufacturing with broad diversification. Our operational and geographic diversification helps maintain our strong vendor relationships and mitigates unforeseen events such as unfavorable weather or political instability in the markets we serve. A combined Agrium/CF would further strengthen our market positioning.

•

Agrium has a strong record of growth, successful integration of acquisitions and attainment of synergies. In the past five years, Agrium has completed nine acquisitions and invested approximately $3.4-billion, achieving synergies greater than announced and earlier than expected. In contrast, CF has announced a single acquisition of approximately $25-million and has no track record of integrating acquisitions or extracting synergies since its IPO.

Hart-Scott-Rodino Filing

Agrium also announced that it has filed notification with the U.S. Department of Justice and the Federal Trade Commission as required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), relating to its proposed acquisition of CF. The waiting period under the HSR Act will expire at 11:59 p.m., New York City time, on Thursday, April 23, 2009, unless this period is earlier terminated or extended by issuance of a request for additional information or a “second request.”

Additional Information

RBC Capital Markets and Scotia Capital are acting as financial advisors; Paul, Weiss, Rifkind, Wharton & Garrison LLP and Blake, Cassels & Graydon LLP as legal counsel; and Georgeson Inc. as information agent in connection with Agrium’s offer.

Stockholder questions regarding the exchange offer or requests for offering materials should be directed to Agrium’s information agent for the exchange offer, Georgeson Inc., toll-free at (866) 318-0506. Offering materials are also available on the SEC’s web site at www.sec.gov. CF stockholders are urged to read the offering materials filed by Agrium, which contain important information about the offer. For further information regarding Agrium’s offer for CF, please visit www.agrium.com.

Analyst/Investor Conference Call/Webcast

Agrium is hosting a conference call/webcast this morning at 11:00 a.m. ET (9:00 a.m. MT) with the investment community to discuss its increased offer. Accompanying slides will be available on www.agrium.com. The dial-in number is (877) 869-3847 (no access code).

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Agrium will webcast the call and a replay of the webcast will be available to all interested parties on our website, www.agrium.com.

About Agrium

Agrium Inc. is a major retail supplier of agricultural products and services in both North and South America and a leading global producer and marketer of agricultural nutrients and industrial products. Agrium produces and markets three primary groups of nutrients: nitrogen, phosphate and potash as well as controlled release fertilizers and micronutrients. Agrium’s strategy is to grow through incremental expansion of its existing operations and acquisitions as well as the development, commercialization and marketing of new products and international opportunities. Contact us at: www.agrium.com.

Important Information

This press release does not constitute an offer to exchange, or a solicitation of an offer to exchange, common stock of CF Industries Holdings, Inc. (“CF”), nor is it a substitute for the Tender Offer Statement on Schedule TO or the Prospectus/Offer to Exchange included in the Registration Statement on Form F-4 (including the Letter of Transmittal and related documents) (collectively, as amended from time to time, the “Exchange Offer Documents”) filed by Agrium Inc. (“Agrium”) with the U.S. Securities and Exchange Commission (the “SEC”) on March 16, 2009. The Registration Statement on Form F-4 has not yet become effective. The offer to exchange is made only through the Exchange Offer Documents. INVESTORS AND SECURITY HOLDERS OF AGRIUM AND CF ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND OTHER RELEVANT MATERIALS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER TO EXCHANGE.

In connection with the solicitation of proxies for the 2009 annual meeting of stockholders of CF, Agrium and its wholly-owned subsidiary North Acquisition Co. (“North”) filed a preliminary proxy statement with the SEC on March 27, 2009 and intend to file a definitive proxy statement. When completed, the definitive proxy statement of Agrium and North and accompanying proxy card will be mailed to stockholders of CF. INVESTORS AND SECURITY HOLDERS OF CF ARE URGED TO READ THE PROXY STATEMENT AND OTHER RELEVANT MATERIALS CAREFULLY IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

Copies of any documents filed by Agrium with the SEC are available free of charge through the web site maintained by the SEC at www.sec.gov, by calling the SEC at telephone number 800-SEC-0330 or by directing a request to the Agrium Investor Relations/Media Department, Agrium Inc, 13131 Lake Fraser Drive S.E., Calgary, Alberta, Canada T2J 7E8. Free copies of any such documents can also be obtained by calling Georgeson Inc. toll-free at (866) 318-0506.

Agrium, North, their respective directors and executive officers and certain other persons are deemed to be participants in the solicitation of proxies from CF stockholders for CF’s 2009 annual meeting of stockholders. Information regarding such participants and a description of their direct and indirect interests in such solicitation, by securities holdings or otherwise, is contained in the preliminary proxy statement filed by Agrium and North with the SEC on March 27, 2009.

Agrium, North, their respective directors and executive officers and certain other persons may be deemed to be participants in any solicitation of proxies from CF’s stockholders in respect of the proposed transaction with CF. Information regarding Agrium’s directors and executive officers is available in its management proxy circular dated March 17, 2008 relating to the annual general meeting of its shareholders held on May 7, 2008. Other information regarding potential participants in such proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any proxy statement filed in connection with the proposed transaction.

All information in this press release concerning CF, including its business, operations and financial results, was obtained from public sources. While Agrium has no knowledge that any such information is inaccurate or incomplete, Agrium has not had the opportunity to verify any of that information.

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Forward-Looking Statements

Certain statements and other information included in this press release constitute “forward-looking information” within the meaning of applicable Canadian securities legislation or constitute “forward-looking statements” (together, “forward-looking statements”). All statements in this press release, other than those relating to historical information or current condition, are forward-looking statements, including, but not limited to, estimates, forecasts and statements as to management’s expectations with respect to, among other things, business and financial prospects, financial multiples and accretion estimates, future trends, plans, strategies, objectives and expectations, including with respect to future operations following the proposed acquisition of CF. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements, include, but are not limited to, CF’s failure to accept Agrium’s proposal and enter into a definitive agreement to effect the transaction, Agrium common shares issued in connection with the proposed acquisition may have a market value lower than expected, the businesses of Agrium and CF, or any other recent business acquisitions, may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, the expected combination benefits and synergies and costs savings from the Agrium/CF transaction may not be fully realized or not realized within the expected time frame, the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies, including the possibility that approvals or clearances required to be obtained from regulatory and other agencies and bodies will not be obtained in a timely manner or will be obtained on conditions that may require divestiture of assets expected to be acquired, disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees and suppliers, general business and economic conditions, interest rates, exchange rates and tax rates, weather conditions, crop prices, the supply, demand and price level for our major products, gas prices and gas availability, operating rates and production costs, domestic fertilizer consumption and any changes in government policy in key agriculture markets, including the application of price controls and tariffs on fertilizers and the availability of subsidies or changes in their amounts, changes in development plans, construction progress, political risks, including civil unrest, actions by armed groups or conflict, governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, changes in environmental, tax and other laws or regulations and the interpretation thereof and other risk factors detailed from time to time in Agrium and CF’s reports filed with the SEC.

Agrium disclaims any intention or obligation to update or revise any forward-looking statements in this press release as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.

These forward-looking statements are based on certain assumptions and analyses made by us in light of our experience and perception of historical trends, current conditions and expected future developments as well as other factors we believe are appropriate in the circumstances. Expected future developments are based, in part, upon assumptions respecting our ability to successfully integrate the businesses of Agrium and CF, or any other recent acquisitions.

All of the forward-looking statements contained herein are qualified by these cautionary statements and by the assumptions that are stated or inherent in such forward-looking statements. Although we believe these assumptions are reasonable, undue reliance should not be placed on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include, but are not limited to, CF’s acceptance of Agrium’s proposal and the entering into of a definitive agreement to effect the proposed transaction, closing the proposed transaction, the market value of Agrium common shares issued in connection with the proposed acquisition, our ability to successfully integrate within expected time frames and costs, and realize the expected combination benefits and synergies and costs savings from, the combination of the businesses of Agrium and CF, or any other recent business acquisitions, and our ability to maintain relationships with customers, employees and suppliers during the course of the proposed transaction.

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FOR FURTHER INFORMATION:

Investor Relations:

Richard Downey, Senior Director, Investor Relations

(403) 225-7357

Ashley Harris, Manager, Investor Relations

(403) 225-7437

Tom Gardiner

Georgeson Inc.

(212) 440-9872

Media:

Drew Brown/Stephanie Pillersdorf

Sard Verbinnen & Co

(212) 687-8080

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